345 Court Street, Coraopolis, PA 15108

July 31, 2013

BY EDGAR SUBMISSION AND FACSIMILE

Ms. Mara L. Ransom
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    Dick’s Sporting Goods, Inc.
Form 10-K for Year Ended February 2, 2013
Filed March 22, 2013
Definitive Proxy Statement on Schedule 14A
Filed April 19, 2013
File No. 1-31463

Dear Ms. Ransom:

We are responding to the comments contained in the Staff’s letter dated July 17, 2013, (the “Comment Letter”) in connection with our above-referenced filings. The numbered response below corresponds to the Staff’s numbered comment included in the Comment Letter. Unless otherwise indicated, references to the “Proxy Statement” refer to the Definitive Proxy Statement on Schedule 14A for our 2013 Annual Meeting of Stockholders filed on April 19, 2013, and references to the “Company,” “we,” or “our” in this letter refer to Dick’s Sporting Goods, Inc. and its consolidated subsidiaries.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

Short-Term Incentive Awards, page 29

1. Please tell us how you determined the “component attainment” of 98.71% and 98.38% for Mr. Stack with respect to EBT and Strategic Goals, respectively. Please also tell us how you determined the “component attainment” of 184.04% and 163.03% for your other named executive officers with respect to EBT and Strategic Goals, respectively.

Response:

The Company’s short-term incentive program for fiscal year 2012 looked at a combination of two basic metrics, earnings and strategic goals, to determine if short-term incentive awards would be paid and, if so, the amount of such awards. Each of the metrics had pre-determined goals, along with potential payout (as a percentage of base salary) upon achievement of those goals at threshold, target and maximum levels. The Company calculated “component attainment” of each metric by reviewing the Company’s actual results against the pre-determined goals and the corresponding

Securities and Exchange Commission
July 31, 2013

metric-level potential payout amounts (as a percentage of base pay) at the threshold, target and maximum levels (using interpolation). That “component attainment” was then applied to eligible earnings and the overall “potential payout amounts” (as a percentage of base salary) in order to determine the amount of each eligible employee’s short-term incentive award. A sample calculation for “component attainment” for EBT achieved between the target and maximum goals for the EBT metric is as follows:

(Actual EBT – Target EBT goal)/(Maximum EBT goal – Target EBT goal)*(Maximum Payout Percent – Target Payout Percent) + Target Payout Percent.

Component attainment was calculated for all of our named executive officers, including for Mr. Stack, by comparing the Company’s EBT against the following pre-determined earnings targets and strategic goals:

2012 Performance Targets	Threshold(1)	Target	Maximum(1)
Consolidated EBT	$446,400,000	$496,000,000	$530,700,000
Strategic Goals:
Same Store Sales Increase		3.2%
Gross Margin Improvement		17 bps
Inventory Turn Improvement		0.03x
New Store Productivity Improvement		1,105 bps
(1) Each of the four metrics comprising the Strategic Goals is satisfied on a yes/no basis; as such, there is only one measurement for each component.

Additional details about this short-term incentive award program, along with a description of the overall calculations for each named executive officer, were disclosed in the Proxy Statement from pages 29 through 33.

As disclosed on page 32 of the Proxy Statement, the Company’s fiscal 2012 non-GAAP EBT was $525,161,385 and the Company achieved 3 out of the 4 strategic goals. The Compensation Committee excluded certain non-recurring and similar items in determining the Company’s EBT, as permitted pursuant to Section 2(cc) of the Company’s 2002 Amended and Restated Stock and Incentive Plan (the “2002 Plan”), which provides that the Administrator shall appropriately adjust any evaluation of performance under a “Qualifying Performance Criteria,” as that term is defined therein, to exclude, among other events, asset write-downs that occur during a performance period. The most significant non-recurring item excluded from the EBT calculation was an impairment of available for sale securities recognized by the Company during fiscal 2012. The Company recognized an impairment charge of $32,370,000 in connection with its investment in JJB Sports, as further discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended February 2, 2013.

Using the Company’s non-GAAP EBT of $525,161,385 and applying interpolation between target and maximum goals, the Compensation Committee calculated the “component attainment” for each of the Company’s named executive officers, to be 184.04% for the EBT metric and 163.03% for the Strategic Goals metric.

Securities and Exchange Commission
July 31, 2013

Upon reviewing the initial value of Mr. Stack’s short-term incentive award, the Compensation Committee determined, through exercise of negative discretion, that the calculation of Mr. Stack’s award should be modified so as to include the Company’s impaired investment in JJB Sports in the EBT calculation. The Compensation Committee is empowered to exercise negative discretion pursuant to Section 8(d) of the 2002 Plan, which provides as follows:

“(d) Discretionary Adjustments.  Notwithstanding satisfaction of any performance goals, the amount paid under an Incentive Bonus Award on account of either financial performance or personal performance evaluations may be reduced by the Administrator on the basis of such further considerations as the Administrator shall determine.”

The inclusion of the earnings impact of the JJB impairment in the calculation of EBT resulted in a lower “component attainment” for both the EBT and Strategic Goals metrics for Mr. Stack, as reflected on page 32 of the Proxy Statement and a corresponding total incentive payout below target level.

The Company disclosed the Compensation Committee’s exercise of discretion on page 33 of the Proxy Statement as follows: “In calculating the Company's EBT for purposes of determining the Chairman and Chief Executive Officer's annual performance incentive award, the Compensation Committee included the impact of the impairment charge relating to the Company's investment in JJB Sports, Plc, a non-recurring event that the Compensation Committee, consistent with past practice, otherwise excluded in determining awards for other participants in the 2012 annual performance incentive program. As a result, the Chairman and Chief Executive Officer's overall incentive award was lower than if the impact of the charge had been excluded.”

We acknowledge that:
(i) the Company is responsible for the adequacy and accuracy of the disclosures in the filing,
(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and
(iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or if you would like to discuss our responses further, please contact Ami Galani, Vice President, Senior Corporate Counsel and Assistant Secretary, at (724) 273-4240.

Sincerely,

/s/ David I. Mossé

Senior Vice President – Chief Strategy Officer and General Counsel